06009728

8/23

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER
8-66427

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
AUG 3 0 2006
THOMSON
FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HAMERSLEY PARTNERS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 BOYLSTON STREET
(No. and Street)

BOSTON (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEN GEORGE 603-380-5435
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PAOLILLI, JAREK & DER ANANIAN, LLC
(Name - if individual, state *last, first, middle name*)

319 LITTLETON ROAD, STE 101 (Address) WESTFORD (City) MA (State) 01886 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 1 8 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I PETER PAVLINA swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAMERSLEY PARTNERS, LLC as of DECEMBER 31 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MASSACHUSETTS
SUFFOLK

Signature

MANAGING MEMBER
Title

Notary Public
RENE SIMMONS
Notary Public - Massachusetts
My Commission Expires April 17, 2009

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.C. 199 SE.

SEC MAIL PROCESSING
RECEIVED
FEB 27 2006
WASH. D.C. 199 SECTION

HAMERSLEY PARTNERS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2005 and 2004

Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

HAMERSLEY PARTNERS, LLC

INDEX

	Page
Independent Auditors' Report	1 - 2
Balance Sheets	3
Statements of Operations	4
Statements of Changes in Members' Capital	5
Statements of Cash Flows	6
Notes to Financial Statements	7 - 9
Supplementary Schedules:	
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	10
Reconciliation of Net Capital with Computation in Part IIA of Form X-17A-5	11
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	12 - 14

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA
Paul G. Der Ananian, CPA

Paolilli, Jarek & Der Ananian, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

Independent Auditors' Report

To the Partners
HAMERSLEY PARTNERS, LLC
Boston, Massachusetts

We have audited the accompanying balance sheets of HAMERSLEY PARTNERS, LLC, as of December 31, 2005 and 2004, and the related statements of operations, changes in members' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HAMERSLEY PARTNERS, LLC as of December 31, 2005 and 2004 and the results of its operations, changes in members' capital, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paolilli, Jarek & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
January 19, 2006

HAMERSLEY PARTNERS, LLC

BALANCE SHEETS
As of December 31, 2005 and 2004

		2005		2004
Assets:				
Current Assets:				
Cash and cash equivalents	$	27,048	$	9,961
Other current assets		9,306		8,783
Total Current Assets		36,354		18,744
Fixed assets, net		19,194		23,974
Deferred expenses, non-current		3,393		6,785
Total Assets	$	58,941	$	49,503
Liabilities and Members' Capital:				
Current Liabilities:				
Accounts payable and accrued expenses	$	7,554	$	15,007
Members' Capital:		51,387		34,496
Total Liabilities and Members' Captital	$	58,941	$	49,503

The accompanying notes are an integral part of these financial statements.

HAMERSLEY PARTNERS, LLC

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenues:		
Retainer fee income	$ 244,049	$ 70,133
Incentive fee income	6,873	0
Other	1,281	408
	252,203	70,541
Operating expenses:		
Travel & entertainment	83,967	32,575
Occupancy	37,336	35,575
Salaries and related expenses	32,645	3,967
Professional fees	21,585	27,081
Consulting	21,247	6,025
Dues & subscriptions	18,214	27,474
Office supplies & expense	13,537	9,043
Regulatory	8,922	9,821
Communications	8,335	3,806
Depreciation	6,648	3,257
Marketing	5,942	9,305
Commissions	3,301	0
Conferences	1,950	4,390
Insurance	1,389	1,414
Miscellaneous	294	900
Total operating expenses	265,312	174,633
Net loss	$ (13,109)	$ (104,092)

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

HAMERSLEY PARTNERS, LLC

STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
For the Years Ended December 31, 2005 and 2004

	Peter Pavlina	John Gruber	Alex Casale	Total
Balance, December 31, 2003	$ 62,392	$ 31,196	$ 0	$ 93,588
Member contribution	30,000	15,000		45,000
Net Loss	(69,395)	(34,697)		(104,092)
Balance, December 31, 2004	22,997	11,499	0	34,496
Member contribution	20,000	10,000	0	30,000
Transfer of members' interest	18,274	(21,499)	3,225	0
Net Loss	(12,836)	0	(273)	(13,109)
Balance, December 31, 2005	$ 48,435	$ 0	$ 2,952	$ 51,387

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

HAMERSLEY PARTNERS, LLC

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005 and 2004

		2005		2004
Cash Flows from Operating Activities:				
Net Loss	$	(13,109)	$	(104,092)
Adjustments to Reconcile Net Loss to net cash used in operating activities:				
Depreciation		6,648		3,257
Increase in other current assets		(523)		(3,696)
Increase in deferred expenses		3,392		(6,785)
Increase in accounts payable and accrued expenses		(7,453)		15,007
Net cash used in operating activities		(11,045)		(96,309)
Cash Flows used in Investing Activities:				
Purchase of fixed assets		(1,868)		(27,231)
Cash Flows from Financing Activities:				
Member contribution		30,000		45,000
Net increase (decrease) in cash and cash equivalents		17,087		(78,540)
Cash and cash equivalents - January 1,		9,961		88,501
Cash and cash equivalents - December 31,	$	27,048	$	9,961

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

NATURE OF BUSINESS

Hamersley Partners, LLC (the Company) was organized on October 2, 2003. The Company, which is located in Boston, Massachusetts, is a registered Broker and Dealer in securities, and serves as a marketing and solicitation agent for investment managers and investment advisers. The Company is subject to the regulations of certain Federal and state agencies, and undergoes periodic examinations by the National Association of Securities Dealers, Inc.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Limited Liability Company / Income Taxes
The financial statements include only those assets, liabilities and results of operations which relate to the business of Hamersley Partners, LLC. The financial statements do not include any assets, liabilities, revenues, or expenses attributable to the members' individual activities.

The Company is taxed as a partnership for federal and state income tax purposes and, thus, no income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

Recognition of Income
The Company receives monthly and quarterly retainer fees from clients. This income is recognized as revenue in the respective months for which these fees relate. At December 31, 2005 and 2004, there was no deferred revenue.

Note 1. Summary of Significant Accounting Policies (continued)

Fixed Assets
Fixed assets are depreciated for financial reporting purposes using the straight-line method over the following estimated useful lives:

Computer and office equipment	3 years
Furniture & fixtures	7 years

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported and disclosures. Actual results could differ from those estimates.

Note 2. Fixed Assets

At December 31, the Company's fixed assets consisted of:

	2005	2004
Computer and office equipment	$ 13,776	$ 13,776
Furniture & fixtures	15,323	13,455
	29,099	27,231
Less accumulated depreciation	(9,905)	(3,257)
Fixed assets, net	$ 19,194	$ 23,974

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, as defined by rule 15c3-1, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital in excess of its required net capital. At December 31, 2004, the Company had a deficient level of net capital but at the time was not conducting broker dealer activities. By January 10, 2005, the company received retainer fee income that brought the level of net capital over the $5,000 minimum required amount. The Company promptly notified the NASD of the deficiency and the subsequent replenishment.

Note 4. Commitments

The Company leases office space in Boston and various office equipment. Future minimum rental payments required under operating leases that have remaining non-cancelable lease terms in excess of one year are as follows:

2006	$44,209
2007	43,807
2008	39,208
2009	1,418

Note 5. Focus (Form X - 17a - 5) Report

A copy of the Company's most recent, annually audited Focus Form X-17a-5 Report (December 31, 2005) is available for examination at the principal office of the firm and at the regional office of the Securities and Exchange Commission.

Note 6. Exempt Provisions Under Rule 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k) (2) (ii), as an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, which carries all the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to rule 17a-3 and 17a-4, as are customarily made by a clearing broker or dealer.

HAMERSLEY PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2005

COMPUTATION OF NET CAPITAL		
Members' capital		$ 51,387
Less non-allowable assets:		
Other current assets	$ 9,306	
Fixed assets, net	19,194	
Deferred charges	3,393	
		31,893
Net Capital		$ 19,494
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		$ 7,554
Total Aggregate Indebtedness		$ 7,554
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum capital requirement		$ 5,000
Excess Net Capital		$ 14,494
Ratio: Aggregate indebtedness to net capital		0.39

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

See accompanying notes
and independent auditors' report.

HAMERSLEY PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2005

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA, of Form X-17A-5 as of December 31, 2005)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	19,494
Net audit adjustments		0
Net Capital per above	$	19,494

Net audit adjustments consisted of recording depreciation and prepaid expenses. These adjustments do not affect the net capital calculation.

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

See accompanying notes
and independent auditors' report.

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA
Paul G. Der Ananian, CPA

Tel. 978.392.3400
Fax. 978.392.3406
www.pjcpa.com
319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Managers of
HAMERSLY PARTNERS, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplementary schedules of HAMERSLY PARTNERS, LLC for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Paolilli, Jarek & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
January 19, 2006

Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS